

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 15, 2017

<u>Via E-mail</u>
David K. Ure
Chief Financial Officer
Mercer International Inc.
Suite 1120, 700 West Pender Street
Vancouver, British Columbia
Canada, V6C 1G8

> **Re:** **Mercer International Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 10, 2017**
> **File No. 000-51826**

Dear Mr. Ure:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2016</u>

<u>Management Discussions and Analysis of Financial Condition and Results of Operations, page 57</u>

<u>Liquidity and Capital Resources, page 65</u>

1. We note that majority of your revenue is derived from sales outside of the United States. To the extent that you have material cash balances outside of the United States, revise to disclose the amount of such cash and cash equivalents. Refer to Item 303(a)(1) of Regulation S-K and, for additional guidance, Section IV of SEC Release 33-8350.

Critical Accounting Policies, page 71

2.   Expand the disclosure regarding your critical accounting policies to address the uncertainties associated with the methods, assumptions, and estimates underlying revenue recognition. Include a discussion of assumptions made in accounting for your different sources of revenue and the extent to which these assumptions are sensitive to changes based on outcomes that are deemed reasonably likely to occur. Your revised disclosure should address concessions offered to your customers including discounts, rebates, and allowances and provide quantitative disclosure if it is reasonably available. Refer to section V of SEC Release No. 33-8350.

Financial Statements

Notes to the Consolidated Financial Statements, page 98

Note 8. Income Taxes, page 113

3.   Disclosure in your Form 10-K indicates that as you consider the majority of undistributed earnings of foreign subsidiaries to be indefinitely reinvested, no United States income tax has been provided on such earnings. However, we note that you recognized a deferred tax liability in 2016 on undistributed earnings that you do not intend to indefinitely reinvest outside the United States. Tell us about the circumstances that led to the recognition of this deferred tax liability (e.g., you determined that funds that will be repatriated). In addition, tell us how the factors that led to the recognition of this deferred tax liability were considered in your conclusion that the remainder of your undistributed earnings of foreign subsidiaries are indefinitely reinvested pursuant to FASB ASC 740-30-25-17.

4.   You state that it is not practicable to estimate the additional amount of unrecognized deferred tax liability related to undistributed earnings of foreign subsidiaries permanently reinvested outside the United States. Explain your basis for this assertion, especially considering the deferred tax liability recognized in 2016 for undistributed foreign earnings that will not be indefinitely reinvested. Refer to FASB ASC 740-30-50-2.

David K. Ure
Mercer International Inc.
November 15, 2017
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 with any questions.

                                        Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Accounting Branch Chief
                                        Office of Natural Resources